Exhibit 99.1

EXPLANATORY NOTE

MCE Finance Limited’s Quarterly Report

for the Three and Six Months Ended June 30, 2015

This quarterly report serves to provide holders of MCE Finance Limited’s US$1,000,000,000 5.00% senior notes due 2021 (the “2013 Senior Notes”) with MCE Finance Limited’s unaudited condensed consolidated financial statements, comprising condensed consolidated balance sheets, condensed consolidated statements of operations and condensed consolidated statements of cash flows, for the three and six months ended June 30, 2015, together with related information, pursuant to the terms of the indenture, dated February 7, 2013, relating to the 2013 Senior Notes. MCE Finance Limited is a wholly owned subsidiary of Melco Crown Entertainment Limited.

MCE Finance Limited

Report for the Second Quarter of 2015

TABLE OF CONTENTS

INTRODUCTION	1

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	3

GLOSSARY	4

EXCHANGE RATE INFORMATION	6

FINANCIAL CONDITION AND RESULTS OF OPERATIONS	7

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	F-1

INTRODUCTION

In this quarterly report, unless otherwise indicated:

•	“2011 Credit Facilities” refers to the credit facilities entered into pursuant to an amendment agreement dated June 22, 2011, as amended from time to time, between, among others, Melco Crown Macau, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent, comprising a term loan facility and a revolving credit facility, for a total amount of HK$9.36 billion (equivalent to approximately US$1.2 billion);

•	“2015 Credit Facilities” refers to the credit facilities entered into pursuant to an amendment agreement dated June 19, 2015, as amended from time to time, between, among others, Melco Crown Macau, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent, in a total amount of HK$13.65 billion (equivalent to approximately US$1.75 billion), comprising a HK$3.90 billion (equivalent to approximately US$500 million) term loan facility and a HK$9.75 billion (equivalent to approximately US$1.25 billion) revolving credit facility;

•	“Altira Developments Limited” refers to our subsidiary, a Macau company through which we hold the land and building for Altira Macau;

•	“Altira Macau” refers to an integrated casino and hotel development that caters to Asian rolling chip customers, which opened in May 2007 and owned by Altira Developments Limited;

•	“City of Dreams” refers to a casino, hotel, retail and entertainment integrated resort located on two adjacent pieces of land in Cotai, Macau, which opened in June 2009, and currently features casino areas and three luxury hotels, including a collection of retail brands, a wet stage performance theater and other entertainment venues, and owned by Melco Crown (COD) Developments Limited;

•	“Cotai” refers to an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

•	“HK$” and “H.K. dollars” refer to the legal currency of Hong Kong;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;

•	“Macau” refers to the Macau Special Administrative Region of the PRC;

•	“Melco Crown (COD) Developments Limited” refers to our subsidiary, a Macau company through which we hold the land and buildings for City of Dreams;

•	“Melco Crown Macau” refers to our subsidiary, Melco Crown (Macau) Limited, a Macau company and the holder of our gaming subconcession;

•	“Mocha Clubs” collectively refers to clubs with gaming machines, the first of which opened in September 2003, and are now the largest non-casino based operations of electronic gaming machines in Macau, and operated by Melco Crown Macau;

•	“our gaming subconcession” refers to the Macau gaming subconcession held by Melco Crown Macau;

•	“Patacas” and “MOP” refer to the legal currency of Macau;

•	“PRC” refers to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan from a geographical point of view;

•	“US$” and “U.S. dollars” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the accounting principles generally accepted in the United States; and

•	“we”, “us”, “our” and “our company” refer to MCE Finance Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This quarterly report includes our unaudited condensed consolidated financial statements for the three and six months ended June 30, 2015.

Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This quarterly report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Moreover, because we operate in a heavily regulated and evolving industry, we may become highly leveraged. We also operate in Macau, a market with intense competition, and therefore new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions.

The forward-looking statements made in this quarterly report relate only to events or information as of the date on which the statements are made in this quarterly report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this quarterly report with the understanding that our actual future results may be materially different from what we expect.

GLOSSARY

“cage”	a secure room within a casino with a facility that allows patrons to exchange cash for chips required to participate in gaming activities, or to exchange chips for cash

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“drop”	the amount of cash to purchase gaming chips and promotional vouchers that are deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chips, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“electronic table games”	electronic multiple-player gaming seats

“gaming machine”	slot machine and/or electronic table games

“gaming machine handle”	the total amount wagered in gaming machines

“gaming machine win rate”	gaming machine win expressed as a percentage of gaming machine handle

“gaming promoter”	an individual or corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator, and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming operator

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters to play in the VIP gaming rooms or areas

“marker”	evidence of indebtedness by a player to the casino or gaming operator

“mass market patron”	a customer who plays in the mass market segment

“mass market segment”	consists of both table games and gaming machines played by mass market patrons for cash stakes that are typically lower than those in the rolling chip segment

“mass market table games drop”	the amount of table games drop in the mass market table games segment

“mass market table games hold percentage”	mass market table games win as a percentage of mass market table games drop

“mass market table games segment”	the mass market segment consisting of mass market patrons who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“premium direct player”	a rolling chip player who is a direct customer of the concessionaires or subconcessionaires and is attracted to the casino through direct marketing efforts and relationships with the gaming operator

“rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who is primarily a VIP player and typically receives various forms of complimentary services from the gaming promoters or concessionaires or subconcessionaires

“rolling chip segment”	consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips wagered and lost by the rolling chip market segment

“rolling chip win rate”	rolling chip table games win (calculated before discounts and commissions) as a percentage of rolling chip volume

“slot machine”	traditional slot or electronic gaming machine operated by a single player

“subconcession”	an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, a subconcessionaire and the Macau government, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in Macau

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues

“VIP gaming room”	gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas

“wet stage performance theater”	the approximately 2,000-seat theater specifically designed to stage The House of Dancing Water show

EXCHANGE RATE INFORMATION

Although we will have certain expenses and revenues denominated in Patacas, our revenues and expenses will be denominated predominantly in H.K. dollars and, in connection with a portion of our indebtedness and certain expenses, U.S. dollars. Unless otherwise noted, all translations from H.K. dollars to U.S. dollars and from U.S. dollars to H.K. dollars in this quarterly report were made at a rate of HK$7.78 to US$1.00.

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since October 17, 1983, the H.K. dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate, and it, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

The noon buying rate on June 30, 2015 in New York City for cable transfers in H.K. dollar per U.S. dollar, as certified for customs purposes by the H.10 weekly statistical release of the Federal Reserve Board of the United States, or the Federal Reserve Board, was HK$7.7513 to US$1.00. On August 14, 2015, the noon buying rate was HK$7.7554 to US$1.00. We make no representation that any H.K. dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or H.K. dollars, as the case may be, at any particular rate or at all.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 = MOP1.03. All translations from Patacas to U.S. dollars in this quarterly report were made at the exchange rate of MOP8.0134 = US$1.00. The Federal Reserve Board does not certify for customs purposes a noon buying rate for cable transfers in Patacas.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in connection with our unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Our unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2014. The historical results are not necessarily indicative of the results of operations to be expected in the future. Certain statements in this “Financial Condition and Results of Operations” are forward-looking statements.

Summary of Financial Results

For the second quarter of 2015, our total net revenues were US$0.86 billion, a decrease of 28.4% from US$1.20 billion of net revenues for the second quarter of 2014. Net income for the second quarter of 2015 was US$84.4 million, as compared to US$186.3 million for the second quarter of 2014. The decline in profitability was primarily attributable to lower group-wide rolling chip revenues and mass market table games revenues.

The following summarizes the results of our operations:

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
	(In thousands of US$)
Net revenues	$862,257	$1,204,241	$1,889,512	$2,580,434
Total operating costs and expenses	$(771,255)	$(1,002,573)	$(1,652,980)	$(2,107,406)
Operating income	$91,002	$201,668	$236,532	$473,028
Net income	$84,394	$186,321	$216,469	$438,912

Results of Operations

City of Dreams Second Quarter Results

For the second quarter of 2015, net revenue at City of Dreams was US$658.7 million compared to US$969.2 million in the second quarter of 2014. The decline in net revenue was primarily a result of lower rolling chip revenues and mass market table games revenues.

Rolling chip volume totaled US$11.1 billion for the second quarter of 2015 versus US$22.1 billion in the second quarter of 2014. The rolling chip win rate was 2.7% in both quarters ended June 30, 2015 and 2014. The expected rolling chip win rate range is 2.7%–3.0%.

Mass market table games drop decreased to US$1,198.8 million compared with US$1,330.8 million in the second quarter of 2014. The mass market table games hold percentage was 32.4% in the second quarter of 2015 compared to 37.4% in the second quarter of 2014.

Gaming machine handle for the second quarter of 2015 was US$1,116.7 million, compared with US$1,511.4 million in the second quarter of 2014.

Total non-gaming revenue at City of Dreams in the second quarter of 2015 was US$68.1 million, compared with US$68.6 million in the second quarter of 2014.

Altira Macau Second Quarter Results

For the second quarter of 2015, net revenue at Altira Macau was US$144.1 million compared to US$181.7 million in the second quarter of 2014. The year-over-year decrease in net revenue was primarily a result of lower rolling chip revenues.

Rolling chip volume totaled US$6.5 billion in the second quarter of 2015 versus US$8.3 billion in the second quarter of 2014. The rolling chip win rate was 2.7% in both quarters ended June 30, 2015 and 2014. The expected rolling chip win rate range is 2.7%–3.0%.

In the mass market table games segment, drop totaled US$166.7 million in the second quarter of 2015, a decrease from US$196.8 million generated in the comparable period in 2014. The mass market table games hold percentage was 15.9% in both quarters ended June 30, 2015 and 2014.

Gaming machine handle for the second quarter of 2015 was US$7.7 million.

Total non-gaming revenue at Altira Macau in the second quarter of 2015 was US$8.4 million compared with US$9.2 million in the second quarter of 2014.

Mocha Clubs Second Quarter Results

Net revenue from Mocha Clubs totaled US$33.2 million in the second quarter of 2015 as compared to US$36.5 million in the second quarter of 2014.

The number of gaming machines in operation at Mocha Clubs averaged approximately 1,200 in both quarters ended June 30, 2015 and 2014. The net win per gaming machine per day was US$299 in the second quarter of 2015, as compared with US$331 in the comparable period in 2014.

Other Factors Affecting Second Quarter Earnings

Total net non-operating expenses for the second quarter of 2015 were US$6.1 million, which mainly included interest income of US$1.6 million, other income, net, of US$5.9 million, interest expenses, net of capitalized interest, of US$9.9 million and other finance costs of US$4.3 million, as compared to a total net non-operating expenses of US$14.7 million for the second quarter of 2014, which mainly included interest income of US$1.8 million, interest expenses, net of capitalized interest, of US$14.2 million and other finance costs of US$4.6 million. The year-on-year decrease of US$8.6 million in net non-operating expenses was primarily due to higher capitalized interest in the current quarter, lower interest charge as a result of the scheduled repayments of the term loan under the 2011 Credit Facilities and increase in other income.

Depreciation and amortization costs of US$76.9 million were recorded in the second quarter of 2015, of which US$14.3 million was related to the amortization of our gaming subconcession and US$5.2 million was related to the amortization of land use rights.

Six Months’ Results

For the six months ended June 30, 2015, our total net revenue was US$1.89 billion compared to US$2.58 billion for the six months ended June 30, 2014. The year-over-year decrease in net revenue was primarily attributable to lower group-wide rolling chip revenues and mass market table games revenues.

Net income for the first six months of 2015 was US$216.5 million, compared with net income of US$438.9 million in the comparable period of 2014. The year-over-year decrease in net income was primarily attributable to lower group-wide rolling chip volumes and rolling chip win rate, together with a lower contribution from the mass market table games segment.

Liquidity and Capital Resources

We have relied and intend to rely on our cash generated from our operations and our debt and equity financings to meet our financing needs and repay our indebtedness, as the case may be.

As of June 30, 2015, we held unrestricted cash and cash equivalents, bank deposits with original maturity over three months and restricted cash of US$1,229.9 million, US$105.0 million and US$18.7 million, respectively, and HK$9.75 billion (approximately US$1.25 billion) of the 2015 Credit Facilities remained available for future drawdown.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
	(In thousands of US$)
Net cash provided by operating activities	$75,419	$308,356	$208,533	$583,785
Net cash (used in) provided by investing activities	(113,862)	341,602	(120,986)	402,810
Net cash provided by (used in) financing activities	20,458	(291,213)	(43,758)	(548,392)

Net (decrease) increase in cash and cash equivalents	(17,985)	358,745	43,789	438,203
Cash and cash equivalents at beginning of period	1,247,865	1,244,140	1,186,091	1,164,682

Cash and cash equivalents at end of period	$1,229,880	$1,602,885	$1,229,880	$1,602,885

Operating Activities

Operating cash flows are generally affected by changes in operating income and accounts receivable with VIP table games play and hotel operations conducted on a cash and credit basis and the remainder of the business, including mass market table games play, gaming machine play, food and beverage, and entertainment are conducted primarily on a cash basis.

Net cash provided by operating activities was US$75.4 million for the second quarter of 2015, compared to US$308.4 million for the second quarter of 2014. While net cash provided by operating activities was US$208.5 million for the six months ended June 30, 2015, compared to US$583.8 million for the six months ended June 30, 2014. The decrease in net cash provided by operating activities was mainly due to decline in underlying operating performance as described in the foregoing section and increased working capital for the operations.

Investing Activities

Net cash used in investing activities was US$113.9 million for the second quarter of 2015, compared to net cash provided by investing activities of US$341.6 million for the second quarter of 2014. The change was primarily due to the decrease in net withdrawal of bank deposits with original maturity over three months, increase in restricted cash, advance to shareholder and increased capital expenditure payments in the current quarter.

Net cash used in the investing activities of US$113.9 million for the second quarter of 2015 mainly included capital expenditure payments of US$66.1 million, our advance to shareholder of US$35.0 million, change in restricted cash of US$12.6 million and advance payments and deposits for acquisition of property and equipment of US$4.1 million, partially offset with a net decrease in bank deposits with original maturity over three months of US$5.6 million.

Net cash provided by investing activities of US$341.6 million for the second quarter of 2014 mainly included a withdrawal of bank deposits with original maturity over three months of US$410.6 million, partially offset by capital expenditure payments of US$51.7 million and advance payments and deposits for acquisition of property and equipment of US$16.4 million.

The net decrease in the amount of bank deposits with original maturity over three months was due to maturity of the deposits, partially offset by the new deposits placed during the quarter.

Our total capital expenditure payments for the second quarter of 2015 were US$66.1 million, as compared to US$51.7 million for the second quarter of 2014. Such capital expenditures for both periods were mainly associated with enhancements to our integrated resort offerings at City of Dreams. The increase was primarily due to the development of various projects at City of Dreams, including the fifth hotel tower and expansion of retail precinct.

Net cash used in investing activities was US$121.0 million for the six months ended June 30, 2015, compared to net cash provided by investing activities of US$402.8 million for the six months ended June 30, 2014. The change was primarily due to the decrease in net withdrawal of bank deposits with original maturity over three months, increase in restricted cash, increased capital expenditure payments, partially offset by the net repayment of advance to shareholder in the current period.

Net cash used in investing activities of US$121.0 million for the six months ended June 30, 2015 mainly included capital expenditure payments of US$153.0 million, our advance to shareholder of US$43.3 million, change in restricted cash of US$18.1 million and advance payments and deposits for acquisition of property and equipment of US$12.2 million, partially offset with the proceed from the repayment of advance to shareholder of US$105.4 million and a net decrease in bank deposits with original maturity over three months of US$5.6 million.

Net cash provided by investing activities was US$402.8 million for the six months ended June 30, 2014, primarily due to a withdrawal of bank deposits with original maturity over three months of US$587.1 million, partially offset by our advance to shareholder of US$76.8 million, capital expenditure payments of US$88.5 million and advance payments and deposits for acquisition of property and equipment of US$17.8 million.

The net decrease in the amount of bank deposits with original maturity over three months was due to maturity of the deposits, partially offset by the new deposits placed during the period.

Our total capital expenditure payments for the six months ended June 30, 2015 were US$153.0 million, as compared to US$88.5 million for the six months ended June 30, 2014. Such capital expenditures for both periods were mainly associated with enhancements to our integrated resort offerings at City of Dreams. The increase was primarily due to the development of various projects at City of Dreams, including the fifth hotel tower and expansion of retail precinct. We also paid US$3.6 million for the scheduled installment of City of Dreams’ land premium payment for the six months ended June 30, 2015.

Financing Activities

Net cash provided by financing activities amounted to US$20.5 million for the second quarter of 2015 primarily represented the net proceeds from the refinancing of 2011 Credit Facilities by 2015 Credit Facilities of US$148.3 million, advance from an affiliated company of US$35.1 million, offset in part by the dividends payment of US$150.0 million and the payment of debt issuance cost of US$12.9 million associated with the 2015 Credit Facilities.

Net cash used in financing activities amounted to US$291.2 million for the second quarter of 2014 primarily represented the dividends payment of US$227.0 million and the scheduled repayment of the term loan under 2011 Credit facilities of US$64.2 million.

Net cash used in financing activities amounted to US$43.8 million for the six months ended June 30, 2015 primarily represented the dividends payment of US$150.0 million, the scheduled repayments of the term loan under 2011 Credit facilities of US$64.2 million and the payment of debt issuance cost of US$12.9 million associated with the 2015 Credit Facilities, offset in part by the net proceeds from the refinancing of 2011 Credit Facilities by 2015 Credit Facilities of US$148.3 million and advance from an affiliated company of US$35.1 million.

Net cash used in financing activities amounted to US$548.4 million for the six months ended June 30, 2014 primarily represented the dividends payments of US$420.0 million and the scheduled repayments of the term loan under 2011 Credit facilities of US$128.4 million.

Indebtedness

The following table presents a summary of our indebtedness as of June 30, 2015:

As of June 30,
2015 (In thousands of US$)
2013 Senior Notes	$1,000,000
2015 Credit Facilities	501,285

$1,501,285

In June 2015, Melco Crown Macau completed an amendment to the 2011 Credit Facilities, known as the 2015 Credit Facilities, which reduced and removed certain restrictions on our business that were imposed by the covenants of the 2011 Credit Facilities and extended the repayment maturity date of the 2011 Credit Facilities. The 2015 Credit Facilities comprised a Hong Kong dollars term loan facility of HK$3.90 billion (equivalent to approximately US$500.0 million) with a term of 6 years and a multicurrency revolving credit facility of HK$9.75 billion (equivalent to approximately US$1.25 billion) with a term of 5 years. The 2015 Credit Facilities can be used to refinance the outstanding balance of the 2011 Credit Facilities and for general corporate purposes for Melco Crown Macau and subsidiaries of Melco Crown Entertainment Limited. As of June 30, 2015, Melco Crown Macau drew down the entire term loan under the 2015 Credit Facilities and repaid the entire outstanding balance of the 2011 Credit Facilities, while the revolving credit facility under the 2015 Credit Facilities remained available for future drawdown, subject to satisfaction of certain conditions precedent.

Our company commenced expansion of its retail precinct at City of Dreams, which is expected to open in the first half of 2016. Our company has also continued the development of the fifth hotel tower at City of Dreams although its development plan and schedule is currently under review and may be subject to change after taking into account a range of factors, including the current and expected future operating environment in Macau and other potential uses of cash and future cash flow.

Any other future developments may be subject to further financing and a number of other factors, many of which are beyond our control.

MCE Finance Limited

Index To Unaudited Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2015

Page

Unaudited MCE Finance Limited Condensed Consolidated Financial Statements	F-2

Unaudited MCE Finance Limited – Restricted Subsidiaries Group Condensed Consolidated Financial Statements	F-5

Unaudited Reconciliation of Financial Condition and Results of Operations of MCE Finance Limited – Restricted Subsidiaries Group to MCE Finance Limited	F-8

MCE Finance Limited

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share data)

	June 30, 2015	December 31, 2014
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,229,880	$1,186,091
Bank deposits with original maturity over three months	104,990	110,616
Restricted cash	18,746	629
Accounts receivable, net	233,667	253,111
Amounts due from affiliated companies	314,734	263,959
Inventories	17,456	18,749
Prepaid expenses and other current assets	42,544	43,107

Total current assets	1,962,017	1,876,262

PROPERTY AND EQUIPMENT, NET	2,325,425	2,273,419
GAMING SUBCONCESSION, NET	399,175	427,794
INTANGIBLE ASSETS, NET	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	87,356	98,699
ADVANCE TO SHAREHOLDER	602,139	664,147
AMOUNT DUE FROM AN AFFILIATED COMPANY	7,585	—
DEFERRED FINANCING COSTS, NET	117,837	79,387
LAND USE RIGHTS, NET	365,217	375,687

TOTAL ASSETS	$5,952,886	$5,881,530

LIABILITIES AND SHAREHOLDER’S EQUITY

CURRENT LIABILITIES
Accounts payable	$12,638	$10,837
Accrued expenses and other current liabilities	643,567	724,675
Income tax payable	1,413	2,804
Capital lease obligations, due within one year	165	163
Current portion of long-term debt	—	256,717
Amount due to shareholder	20,339	20,559
Amounts due to affiliated companies	18,080	19,328

Total current liabilities	696,202	1,035,083

LONG-TERM DEBT	1,501,285	1,160,449
OTHER LONG-TERM LIABILITIES	33,463	26,270
DEFERRED TAX LIABILITIES	15,634	16,024
CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR	494	577
LAND USE RIGHT PAYABLE	—	3,788

SHAREHOLDER’S EQUITY
Ordinary shares (1)	—	—
Additional paid-in capital	1,841,725	1,841,725
Accumulated other comprehensive income	2,635	2,635
Retained earnings	1,861,448	1,794,979

Total shareholder’s equity	3,705,808	3,639,339

TOTAL LIABILITIES AND EQUITY	$5,952,886	$5,881,530

(1)	The authorized share capital of MCE Finance Limited was 5,000,000 shares of US$0.01 par value per share, as of June 30, 2015 and December 31, 2014, 1,202 shares of US$0.01 par value per share were issued and fully paid.

MCE Finance Limited

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014

OPERATING REVENUES
Casino	$809,381	$1,165,349	$1,776,386	$2,485,488
Rooms	33,780	33,978	68,234	67,593
Food and beverage	19,033	19,790	41,019	41,503
Entertainment, retail and others	41,189	29,259	87,561	74,678

Gross revenues	903,383	1,248,376	1,973,200	2,669,262
Less: promotional allowances	(41,126)	(44,135)	(83,688)	(88,828)

Net revenues	862,257	1,204,241	1,889,512	2,580,434

OPERATING COSTS AND EXPENSES
Casino	(584,736)	(823,273)	(1,273,771)	(1,736,791)
Rooms	(3,315)	(3,062)	(6,991)	(6,201)
Food and beverage	(4,497)	(4,927)	(9,213)	(10,840)
Entertainment, retail and others	(15,536)	(15,234)	(29,164)	(29,576)
General and administrative	(83,001)	(75,183)	(174,613)	(158,576)
Pre-opening costs	(3,236)	(2,109)	(5,362)	(2,839)
Amortization of gaming subconcession	(14,310)	(14,310)	(28,619)	(28,619)
Amortization of land use rights	(5,235)	(5,235)	(10,470)	(10,470)
Depreciation and amortization	(57,389)	(58,985)	(114,476)	(121,547)
Property charges and others	—	(255)	(301)	(1,947)

Total operating costs and expenses	(771,255)	(1,002,573)	(1,652,980)	(2,107,406)

OPERATING INCOME	91,002	201,668	236,532	473,028

NON-OPERATING INCOME (EXPENSES)
Interest income	1,614	1,768	2,496	4,070
Interest expenses, net of capitalized interest	(9,918)	(14,163)	(20,733)	(28,930)
Other finance costs	(4,309)	(4,605)	(8,752)	(9,228)
Foreign exchange gain, net	1,641	2,301	3,066	1,124
Other income, net	5,899	—	5,899	—
Loss on extinguishment of debt	(481)	—	(481)	—
Costs associated with debt modification	(545)	—	(545)	—

Total non-operating expenses, net	(6,099)	(14,699)	(19,050)	(32,964)

INCOME BEFORE INCOME TAX	84,903	186,969	217,482	440,064
INCOME TAX EXPENSE	(509)	(648)	(1,013)	(1,152)

NET INCOME	$84,394	$186,321	$216,469	$438,912

MCE Finance Limited

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014

CASH FLOWS FROM OPERATING ACTIVITIES
Net cash provided by operating activities	$75,419	$308,356	$208,533	$583,785

CASH FLOWS FROM INVESTING ACTIVITIES
Payment for acquisition of property and equipment	(66,088)	(51,710)	(153,016)	(88,546)
Placement of bank deposits with original maturity over three months	(104,990)	—	(104,990)	—
Advance to shareholder	(35,000)	—	(43,313)	(76,832)
Changes in restricted cash	(12,582)	—	(18,117)	—
Advance payments and deposits for acquisition of property and equipment	(4,069)	(16,384)	(12,207)	(17,829)
Payment for land use rights	—	(41)	(3,606)	(41)
Payment for entertainment production costs	(1,750)	(879)	(1,784)	(1,046)
Proceeds from sale of property and equipment	1	—	33	10
Repayment of advance to shareholder	—	—	105,398	—
Withdrawals of bank deposits with original maturity over three months	110,616	410,616	110,616	587,094

Net cash (used in) provided by investing activities	(113,862)	341,602	(120,986)	402,810

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	(150,000)	(227,000)	(150,000)	(420,000)
Principal payments on long-term debt	—	(64,180)	(64,179)	(128,359)
Payment of deferred financing costs	(12,921)	—	(12,921)	—
Principal payments on capital lease obligations	(47)	(33)	(84)	(33)
Advance from an affiliated company	35,128	—	35,128	—
Proceeds from long-term debt	148,298	—	148,298	—

Net cash provided by (used in) financing activities	20,458	(291,213)	(43,758)	(548,392)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(17,985)	358,745	43,789	438,203
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,247,865	1,244,140	1,186,091	1,164,682

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$1,229,880	$1,602,885	$1,229,880	$1,602,885

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest (net of capitalized interest)	$(7)	$(1,662)	$(22,856)	$(28,965)
Cash paid for tax	—	—	(2,795)	(5,591)

NON-CASH INVESTING AND FINANCING ACTIVITIES
Construction costs and property and equipment funded through accrued expenses and other current liabilities and other long-term liabilities	19,427	26,280	49,387	51,770
Deferred financing costs funded through accrued expenses and other current liabilities	33,922	—	33,922	—

MCE Finance Limited – Restricted Subsidiaries Group

Condensed Consolidated Balance Sheets (Unaudited)

(In thousands of U.S. dollars, except share and per share data)

	June 30, 2015	December 31, 2014

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,229,880	$1,186,091
Bank deposits with original maturity over three months	104,990	110,616
Restricted cash	18,746	629
Accounts receivable, net	233,667	253,111
Amounts due from affiliated companies	314,738	263,959
Amounts due from unconsolidated subsidiaries	2	2
Inventories	17,456	18,749
Prepaid expenses and other current assets	42,544	43,107

Total current assets	1,962,023	1,876,264

PROPERTY AND EQUIPMENT, NET	2,325,425	2,273,419
GAMING SUBCONCESSION, NET	399,175	427,794
INTANGIBLE ASSETS, NET	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	87,356	98,699
INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES	1,634,011	1,696,096
AMOUNT DUE FROM AN AFFILIATED COMPANY	7,585	—
DEFERRED FINANCING COSTS, NET	117,837	79,387
LAND USE RIGHTS, NET	365,217	375,687

TOTAL ASSETS	$6,984,764	$6,913,481

LIABILITIES AND SHAREHOLDER’S EQUITY

CURRENT LIABILITIES
Accounts payable	$12,638	$10,837
Accrued expenses and other current liabilities	643,567	724,675
Income tax payable	1,413	2,804
Capital lease obligations, due within one year	165	163
Current portion of long-term debt	—	256,717
Amount due to shareholder	20,335	20,555
Amounts due to affiliated companies	18,080	19,324

Total current liabilities	696,198	1,035,075

LONG-TERM DEBT	1,501,285	1,160,449
OTHER LONG-TERM LIABILITIES	33,463	26,270
DEFERRED TAX LIABILITIES	15,634	16,024
CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR	494	577
LAND USE RIGHT PAYABLE	—	3,788
ADVANCE FROM SHAREHOLDER	1,031,866	1,031,943

SHAREHOLDER’S EQUITY
Ordinary shares (1)	—	—
Additional paid-in capital	1,841,725	1,841,725
Accumulated other comprehensive income	2,635	2,635
Retained earnings	1,861,464	1,794,995

Total shareholder’s equity	3,705,824	3,639,355

TOTAL LIABILITIES AND EQUITY	$6,984,764	$6,913,481

(1)	The authorized share capital of MCE Finance Limited was 5,000,000 shares of US$0.01 par value per share, as of June 30, 2015 and December 31, 2014, 1,202 shares of US$0.01 par value per share were issued and fully paid.

MCE Finance Limited – Restricted Subsidiaries Group

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014

OPERATING REVENUES
Casino	$809,381	$1,165,349	$1,776,386	$2,485,488
Rooms	33,780	33,978	68,234	67,593
Food and beverage	19,033	19,790	41,019	41,503
Entertainment, retail and others	41,189	29,259	87,561	74,678

Gross revenues	903,383	1,248,376	1,973,200	2,669,262
Less: promotional allowances	(41,126)	(44,135)	(83,688)	(88,828)

Net revenues	862,257	1,204,241	1,889,512	2,580,434

OPERATING COSTS AND EXPENSES
Casino	(584,736)	(823,273)	(1,273,771)	(1,736,791)
Rooms	(3,315)	(3,062)	(6,991)	(6,201)
Food and beverage	(4,497)	(4,927)	(9,213)	(10,840)
Entertainment, retail and others	(15,536)	(15,234)	(29,164)	(29,576)
General and administrative	(83,001)	(75,183)	(174,613)	(158,576)
Pre-opening costs	(3,236)	(2,109)	(5,362)	(2,839)
Amortization of gaming subconcession	(14,310)	(14,310)	(28,619)	(28,619)
Amortization of land use rights	(5,235)	(5,235)	(10,470)	(10,470)
Depreciation and amortization	(57,389)	(58,985)	(114,476)	(121,547)
Property charges and others	—	(255)	(301)	(1,947)

Total operating costs and expenses	(771,255)	(1,002,573)	(1,652,980)	(2,107,406)

OPERATING INCOME	91,002	201,668	236,532	473,028

NON-OPERATING INCOME (EXPENSES)
Interest income	1,614	1,768	2,496	4,070
Interest expenses, net of capitalized interest	(9,918)	(14,163)	(20,733)	(28,930)
Other finance costs	(4,309)	(4,605)	(8,752)	(9,228)
Foreign exchange gain, net	1,641	2,301	3,066	1,124
Other income, net	5,899	—	5,899	—
Loss on extinguishment of debt	(481)	—	(481)	—
Costs associated with debt modification	(545)	—	(545)	—

Total non-operating expenses, net	(6,099)	(14,699)	(19,050)	(32,964)

INCOME BEFORE INCOME TAX	84,903	186,969	217,482	440,064
INCOME TAX EXPENSE	(509)	(648)	(1,013)	(1,152)

NET INCOME	$84,394	$186,321	$216,469	$438,912

MCE Finance Limited – Restricted Subsidiaries Group

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014

CASH FLOWS FROM OPERATING ACTIVITIES
Net cash provided by operating activities	$75,419	$308,356	$208,533	$583,785

CASH FLOWS FROM INVESTING ACTIVITIES
Payment for acquisition of property and equipment	(66,088)	(51,710)	(153,016)	(88,546)
Placement of bank deposits with original maturity over three months	(104,990)	—	(104,990)	—
Advance to unconsolidated subsidiary	(35,000)	—	(43,313)	(76,832)
Changes in restricted cash	(12,582)	—	(18,117)	—
Advance payments and deposits for acquisition of property and equipment	(4,069)	(16,384)	(12,207)	(17,829)
Payment for land use rights	—	(41)	(3,606)	(41)
Payment for entertainment production costs	(1,750)	(879)	(1,784)	(1,046)
Proceeds from sale of property and equipment	1	—	33	10
Repayment of advance to unconsolidated subsidiary	—	—	105,398	—
Withdrawals of bank deposits with original maturity over three months	110,616	410,616	110,616	587,094

Net cash (used in) provided by investing activities	(113,862)	341,602	(120,986)	402,810

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	(150,000)	(227,000)	(150,000)	(420,000)
Principal payments on long-term debt	—	(64,180)	(64,179)	(128,359)
Payment of deferred financing costs	(12,921)	—	(12,921)	—
Principal payments on capital lease obligations	(47)	(33)	(84)	(33)
Advance from an affiliated company	35,128	—	35,128	—
Proceeds from long-term debt	148,298	—	148,298	—

Net cash provided by (used in) financing activities	20,458	(291,213)	(43,758)	(548,392)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(17,985)	358,745	43,789	438,203
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,247,865	1,244,140	1,186,091	1,164,682

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$1,229,880	$1,602,885	$1,229,880	$1,602,885

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest (net of capitalized interest)	$(7)	$(1,662)	$(22,856)	$(28,965)
Cash paid for tax	—	—	(2,795)	(5,591)

NON-CASH INVESTING AND FINANCING ACTIVITIES
Construction costs and property and equipment funded through accrued expenses and other current liabilities and other long-term liabilities	19,427	26,280	49,387	51,770
Deferred financing costs funded through accrued expenses and other current liabilities	33,922	—	33,922	—

MCE Finance Limited

Unaudited Reconciliation of Financial Condition and Results of Operations

of MCE Finance Limited – Restricted Subsidiaries Group to MCE Finance Limited

For the Six Months Ended June 30, 2015

(In thousands of U.S. dollars, except share and per share data)

	Consolidated Total for MCE Finance Limited – Restricted Subsidiaries Group	Unrestricted Subsidiaries
		Melco Crown (Macau Peninsula) Hotel Limited		Melco Crown (Macau Peninsula) Developments Limited		Elimination		Consolidated Total for MCE Finance Limited

Condensed Consolidated Balance Sheets (Unaudited)
As of June 30, 2015

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,229,880	$		$		$		$1,229,880
Bank deposits with original maturity over three months	104,990							104,990
Restricted cash	18,746							18,746
Accounts receivable, net	233,667							233,667
Amounts due from affiliated companies	314,738		(2)		(2)			314,734
Amounts due from unconsolidated subsidiaries	2						(2)	—
Inventories	17,456							17,456
Prepaid expenses and other current assets	42,544							42,544

Total current assets	1,962,023		(2)		(2)		(2)	1,962,017

PROPERTY AND EQUIPMENT, NET	2,325,425							2,325,425
GAMING SUBCONCESSION, NET	399,175							399,175
INTANGIBLE ASSETS, NET	4,220							4,220
GOODWILL	81,915							81,915
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	87,356							87,356
INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES	1,634,011						(1,634,011)	—
ADVANCE TO SHAREHOLDER	—				1,634,005		(1,031,866)	602,139
AMOUNT DUE FROM AN AFFILIATED COMPANY	7,585							7,585
ADVANCE TO GROUP COMPANIES	—				17,795		(17,795)	—
DEFERRED FINANCING COSTS, NET	117,837							117,837
LAND USE RIGHTS, NET	365,217							365,217

TOTAL ASSETS	$6,984,764		$(2)		$1,651,798		$(2,683,674)	$5,952,886

LIABILITIES AND SHAREHOLDER’S EQUITY

CURRENT LIABILITIES
Accounts payable	$12,638	$		$		$		$12,638
Accrued expenses and other current liabilities	643,567							643,567
Income tax payable	1,413							1,413
Capital lease obligations, due within one year	165							165
Current portion of long-term debt	—							—
Amount due to shareholder	20,335		2		2			20,339
Amounts due to affiliated companies	18,080							18,080
Amounts due to group companies	—		1		1		(2)	—

Total current liabilities	696,198		3		3		(2)	696,202

LONG-TERM DEBT	1,501,285							1,501,285
OTHER LONG-TERM LIABILITIES	33,463							33,463
DEFERRED TAX LIABILITIES	15,634							15,634
CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR	494							494
ADVANCE FROM SHAREHOLDER	1,031,866						(1,031,866)	—
ADVANCE FROM GROUP COMPANIES	—				1,651,800		(1,651,800)	—

SHAREHOLDER’S EQUITY
Ordinary shares (1)	—		3		3		(6)	—
Additional paid-in capital	1,841,725							1,841,725
Accumulated other comprehensive income	2,635							2,635
Retained earnings	1,861,464		(8)		(8)			1,861,448

Total shareholder’s equity	3,705,824		(5)		(5)		(6)	3,705,808

TOTAL LIABILITIES AND EQUITY	$6,984,764		$(2)		$1,651,798		$(2,683,674)	$5,952,886

(1)	The authorized share capital of MCE Finance Limited was 5,000,000 shares of US$0.01 par value per share, as of June 30, 2015, 1,202 shares of US$0.01 par value per share was issued and fully paid.

MCE Finance Limited

Unaudited Reconciliation of Financial Condition and Results of Operations

of MCE Finance Limited – Restricted Subsidiaries Group to MCE Finance Limited

For the Six Months Ended June 30, 2015

(In thousands of U.S. dollars)

	Consolidated Total for MCE Finance Limited – Restricted Subsidiaries Group	Unrestricted Subsidiaries
		Melco Crown (Macau Peninsula) Hotel Limited		Melco Crown (Macau Peninsula) Developments Limited		Elimination		Consolidated Total for MCE Finance Limited

Condensed Consolidated Statements of Operations (Unaudited)
For the Six Months Ended June 30, 2015

OPERATING REVENUES
Casino	$1,776,386	$		$		$		$1,776,386
Rooms	68,234							68,234
Food and beverage	41,019							41,019
Entertainment, retail and others	87,561							87,561

Gross revenues	1,973,200		—		—		—	1,973,200
Less: promotional allowances	(83,688)							(83,688)

Net revenues	1,889,512		—		—		—	1,889,512

OPERATING COSTS AND EXPENSES
Casino	(1,273,771)							(1,273,771)
Rooms	(6,991)							(6,991)
Food and beverage	(9,213)							(9,213)
Entertainment, retail and others	(29,164)							(29,164)
General and administrative	(174,613)							(174,613)
Pre-opening costs	(5,362)							(5,362)
Amortization of gaming subconcession	(28,619)							(28,619)
Amortization of land use rights	(10,470)							(10,470)
Depreciation and amortization	(114,476)							(114,476)
Property charges and others	(301)							(301)

Total operating costs and expenses	(1,652,980)		—		—		—	(1,652,980)

OPERATING INCOME	236,532		—		—		—	236,532

NON-OPERATING INCOME (EXPENSES)
Interest income	2,496							2,496
Interest expenses, net of capitalized interest	(20,733)							(20,733)
Other finance costs	(8,752)							(8,752)
Foreign exchange gain, net	3,066							3,066
Other income, net	5,899							5,899
Loss on extinguishment of debt	(481)							(481)
Costs associated with debt modification	(545)							(545)

Total non-operating expenses, net	(19,050)		—		—		—	(19,050)

INCOME BEFORE INCOME TAX	217,482		—		—		—	217,482
INCOME TAX EXPENSE	(1,013)							(1,013)

NET INCOME	$216,469		$—		$—		$—	$216,469